EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

ABS LONG/SHORT STRATEGIES FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$61,085,991	$0.0001531	$9,352.27
Fees Previously Paid	-		-
Total Transaction Valuation	$61,085,991
Total Fees Due for Filing			$9,352.27
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$9,352.27